Dominion Diamond Reports Fiscal 2018 Second Quarter Results

CALGARY, AB (September 6, 2017) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today reported its second quarter operational and financial results for the three and six months ending July 31, 2017. Unless otherwise indicated, all references to “second quarter,” “Q2 fiscal 2018” and “Q2 2018” refer to the three months ended July 31, 2017, and all references to “Q2 fiscal 2017” and “Q2 2017” refer to the three months ended July 31, 2016. All financial information is presented in US dollars.

Highlights

•	Strategic review process completed by entering into an agreement to be acquired by The Washington Companies (“Washington”)
o

An entity affiliated with Washington will acquire all of the Company’s outstanding common shares for $14.25 per share in cash pursuant to a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act.

•	Rebound in demand for lower-value diamonds contributes to improvement in financial results
	o	Adjusted EBITDA(1) of $115.2 million and free cash flow of $42.8 million in Q2 fiscal 2018, compared to $38.6 million and ($20.9) million, respectively, in Q2 fiscal 2017.
•	Solid operating performance with production increase driven by the Ekati Diamond Mine (“Ekati mine”)
o

In line with expectations, consolidated carats produced increased 72% to 2.6 million carats in Q2 fiscal 2018 from 1.5 million carats in Q2 fiscal 2017 due to higher tonnes processed and a focus on high-grade Misery Main ore at the Ekati mine, with steady performance at the Diavik Diamond Mine (“Diavik mine”).

•	Project pipeline progressing
o

Fox Deep preliminary economic assessment (“PEA”) completed in September, and pre-feasibility study (“PFS”) underway; Misery Deep approved for construction in June; and Jay water licence received Ministerial approval in July.

•	Refocus on exploration
	o	Summer exploration program in progress on the Ekati leases; three pipes drilled at Diavik.
•	Strong balance sheet
	o	Total unrestricted cash resources of $199.4 million, no debt and $157.4 million available under the revolving credit facility at July 31, 2017.
•	Financial and operating guidance updated
o

Fiscal 2018 sales expected to be between $895 and $955 million and Adjusted EBITDA between $465 and $515 million; mid-point of consolidated capital expenditure guidance range lowered by 8% to approximately $278 million.

(1)

The terms EBITDA (earnings before interest, taxes, depreciation and amortization) and “free cash flow” are non-IFRS measures. Adjusted EBITDA removes from EBITDA the effects of impairment charges, foreign exchange gains (losses), exploration costs, the gain on the sale of the Toronto office building and transaction costs associated with the Arrangement. The Company defines “free cash flow” as net cash from operating activities, less sustaining capital expenditure and less growth and exploration capital expenditure. See “Non-IFRS Measures” for additional information.

“As expected, we continue to see the benefit of our transition to high-value production at Ekati, and stable performance at Diavik,” said Jim Gowans, Chairman of the Board. “The transaction that we announced in July with The Washington Companies will support continued mine development and operation, benefitting Dominion’s stakeholders over the long-term.”

Consolidated Performance Review (Ekati mine 100% basis and Diavik mine 40% basis)

Financial Summary

(in millions of US dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31

	2017	2016	2017	2016
Sales	$239.8	$160.0	$450.8	$338.2
Carats sold (000s)	3,643	1,341	5,976	3,940
Average price per carat sold ($/carat)	$66	$119	$75	$86
Cash cost of sales per carat sold(1) ($/carat)	$32	$74	$37	$58
Gross margin	$37.7	$0.9	$68.4	$(18.0)
Gross margin (%)	16%	1%	15%	(5% )
Selling, general and administrative expenses	$7.4	$9.2	$15.6	$17.2
Mine standby costs	$–	$22.0	$–	$22.0
Transaction costs	$11.2	$–	$11.2	$–
Current and deferred income tax expense (recovery)	$(15.2)	$–	$3.9	$(30.6)
Net (loss) income	$31.1	$(37.9)	$23.2	$(43.2)
Adjusted EBITDA	$115.2	$38.6	$212.2	$92.9
Adjusted EBITDA margin(1) (%)	48%	24%	47%	27%
Depreciation and amortization	$85.1	$62.6	$160.9	$124.1
Earnings (loss) per share attributable to shareholders ($/share)	$0.39	$(0.39)	$0.29	$(0.40)
Cash from operating activities before changes in non- cash operating working capital (1)	$63.9	$23.9	$137.4	$35.1
Free cash flow	$42.8	$(20.9)	$27.3	$(110.9)

(1)

The terms “cash cost of sales per carat sold”, “Adjusted EBITDA margin” and “cash from operating activities before changes in non-cash operating working capital” do not have a standardized meaning according to IFRS. The Company defines cash cost of sales per carat sold as the cash component of cost of sales, excluding depreciation and amortization, divided by the total carats sold. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by total sales. “Cash from operating activities before changes in non-cash operating working capital” is defined as net cash from operating activities less changes in non-cash operating working capital. See “Non-IFRS Measures” for additional information.

Financial Performance

Net income (loss)

In Q2 fiscal 2018, the Company reported consolidated net income attributable to shareholders of $31.9 million, or $0.39 per share. This includes a foreign currency exchange impact on income tax resulting in an income tax recovery of $23.8 million, or $0.29 earnings per share, and transaction costs of $11.2 million or $0.10 loss per share after tax, relating to the strategic review and the Arrangement. Relative to Q2 fiscal 2017, financial performance was also impacted by:

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A return in demand for smaller diamonds following a disruption in normal trading activity in this segment of the market due to demonetization of the Indian rupee in November 2016. The average price per carat sold was $66 in Q2 fiscal 2018 compared to $119 in Q2 fiscal 2017, reflecting the improved demand for smaller diamonds and a higher proportion of diamonds sold from the Misery Main pipe at the Ekati mine, which has a relatively low price per carat.

•

The sale of diamonds from higher-value kimberlite pipes at the Ekati mine, and an auction of approximately $19 million of high-value fancy coloured and large diamonds, contributed to a 50% increase in sales to $239.8 million and an increase of $36.8 million in gross margin to $37.7 million. Dominion holds 10 sales per year and there were three sales in each of Q2 2018 and Q2 2017. Gross margin in Q2 fiscal 2017 was negatively impacted by an impairment charge of $6.4 million reflective of the lower-value production from the Misery Satellites at the Ekati mine.

•	An expected increase in process plant availability at the Ekati mine, which was impacted in Q2 fiscal 2017 by the shutdown following the process plant fire on June 23, 2016.
•	An increase in depreciation associated with the Misery Main pre-stripping asset as the related goods were processed and sold.

Adjusted EBITDA, Cash Flow and Balance Sheet

•	Q2 fiscal 2018 Adjusted EBITDA almost tripled to $115.2 million from $38.6 million in Q2 fiscal 2017, reflecting a significant increase in gross margin.
•

Cash from operating activities before changes in non-cash operating working capital was $63.9 million in Q2 fiscal 2018, an increase of 167% from $23.9 million in Q2 fiscal 2017 primarily due to the increase in sales combined with stable cash cost of production at both the Ekati and Diavik mines. These were partly offset by a higher income and mining royalty tax payment of $45.3 million in Q2 fiscal 2018 compared to $3.2 million in Q2 fiscal 2017, due to timing differences.

•	In connection with the Arrangement, the Company suspended the declaration and payment of dividends, and terminated the normal course issuer bid on July 15, 2017.
•

Free cash flow was $42.8 million in Q2 fiscal 2018, a significant improvement over the negative free cash flow of $20.9 million in Q2 fiscal 2017, after accounting for the higher tax payment in Q2 fiscal 2018. In Q2 fiscal 2018, capital expenditures included significant investments in the A-21 project at the Diavik mine, and in the Sable project and in production stripping at the Lynx and Pigeon open pits at the Ekati mine.

•	As at July 31, 2017, the Company had total unrestricted cash and cash equivalents of $199.4 million, no debt and $157.4 million available under its revolving credit facility.

Operational Summary

(in US dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Carats produced (000s)	2,564	1,488	4,710	3,318
Cash cost per tonne processed (1) ($/tonne)	$74	$82	$79	$81
Total cost per tonne processed (1) ($/tonne)	$136	$141	$142	$134
Cash cost per carat produced (1) ($/carat)	$36	$47	$41	$51
Total cost per carat produced (1) ($/carat)	$64	$77	$70	$81

(1)

“Cash cost per tonne processed” and “cash cost per carat produced” are non-IFRS measures, and are calculated by dividing cash cost of production by total tonnes processed and total carats produced, respectively. “Cash cost of production” is a non- IFRS measure, and includes mine site operating costs such as mining, processing and administration, other cash costs relating to sorting and valuation activities and private royalties, but is exclusive of amortization, capital, and exploration and development costs. “Total cost of production” is a non-IFRS measure and comprises cash cost of production plus depreciation and amortization. “Total cost per tonne processed” and “total cost per carat produced” are non-IFRS measures, and are calculated by dividing total cost of production by total tonnes processed and total carats produced, respectively. See “Non- IFRS Measures” for additional information.

•

During Q2 fiscal 2018, 2.6 million carats were produced, an increase of 72% from Q2 fiscal 2017, during which 1.5 million carats were produced. The increase in Q2 fiscal 2018 is primarily due to the increase in tonnes processed; additionally, significant quantities of higher-grade ore from the Misery Main kimberlite pipe at the Ekati mine were processed during the quarter.

•

Cash cost per tonne processed in Q2 fiscal 2018 decreased compared to Q2 fiscal 2017 due to an increase in tonnes processed at both the Ekati and Diavik mines, combined with strong cost controls at both mines. In Q2 fiscal 2018, total cost per tonne processed reflects a decrease in total cost per tonne processed at the Diavik mine, partially offset by an increase at the Ekati mine.

•

Cash cost per carat produced decreased in Q2 fiscal 2018 compared to Q2 fiscal 2017 primarily due to the increase in carats produced. Total cost per carat produced decreased less than cash cost per carat produced due to higher depreciation of the Misery Main pre-stripping asset.

Diamond Market and Price Update

•

The momentum of demand in the rough diamond market that was evident in the first quarter of calendar 2017 continued into the second quarter and then slowed for the traditionally quieter summer period. One notable area of demand in the rough market was for the commercial and cheaper ranges of goods, as factories returned to full production after the disruption caused by the demonetization of the Indian rupee in November 2016, and the ensuing hiatus in trading activity.

•

The challenges in the US retail market continued to cause some concern despite a positive JCK Las Vegas Jewelry show, which was driven by the more active smaller chains and independents rather than the larger chains that are going through a period of restructuring. While demand remained flat in the US, demand from both China and India continues to grow. In China and Hong Kong, sales have improved significantly which bodes well for the business in the third and fourth quarters, and Indian retail is ramping up to what is expected to be a positive Diwali and wedding season from October until January.

•

Between the February 2017 sale and the July 2017 sale, average prices increased by approximately 3% for the Ekati mine and were flat on average for the Diavik mine. In the first half of fiscal 2018, full trading activity returned to all segments of the market as the effects of the demonetization of the Indian rupee abated. Prices for higher-value goods were not as significantly influenced by demonetization, and have remained relatively stable. Prices of brown goods exhibited very strong price appreciation from depressed levels earlier in the year. Lastly, prices have partially recovered for smaller white goods, although not to the same extent as for brown goods.

•

In addition to changes in market prices, the average prices per carat by process plant feed type are periodically updated as a result of production trials whereby diamonds are recovered from batch processing of unblended ore in order to monitor their average volume, size and quality distribution. Production trials were completed for Pigeon and Misery Main in fiscal 2017 and for Koala in May 2017. The results of the Koala-only trial (stone frequency and quality distributions) were finalized in August 2017. The results of the trial indicated that the quality assortment and overall volume (grade) of Koala underground diamonds recovered were as expected. However, the relative volume of carats in the smaller size categories was higher than expected. As a result of the production trial, the average price per carat for Koala underground for the remainder of fiscal 2018 was revised to $207 per carat.

Ekati Mine Performance Review (100% basis)

Financial Performance

(in millions of US dollars, except where otherwise noted)	Three months ended July 31			Six months ended July 31
	2017	2016		2017	2016
Sales	$152.2	$83.3		$289.9	$188.4
Carats sold (000s)	2,626	668		4,460	2,213
Average price per carat sold ($/carat)	$58	$125		$65	$85
Cash cost of sales per carat sold ($/carat)	$32	$99		$35	$71
Gross margin	$7.6	$(22.8)		$17.3	$(54.6)
Gross margin (%)	5%	(27%	)	6%	(29%	)
Mine standby costs	$–	$22.0		$–	$22.0
Adjusted EBITDA	$68.1	$4.1		$132.4	$30.0
Adjusted EBITDA margin (%)	45%	5%		46%	16%
Depreciation and amortization	$62.0	$43.5		$118.0	$82.4

•	Sales increased in Q2 fiscal 2018 compared to Q2 fiscal 2017 due to an almost four-fold year- over-year increase in carats sold reflecting the sale of goods from the higher-value Misery Main and Koala pipes, including an auction of approximately $19 million of high-value fancy coloured and large diamonds, primarily from the Ekati mine. The average price per carat sold decreased due to the higher proportion of Misery Main goods sold and the relatively low price per carat for these goods.
•	Cash cost of sales per carat sold decreased in Q2 fiscal 2018 compared to Q2 fiscal 2017 primarily due to a 54% decrease in the average price per carat sold; an impairment charge of $6.4 million was recorded in cost of sales in Q2 fiscal 2017 as a result of the recovery of goods from low-value Misery Satellites in that quarter. As costs are allocated to goods sold on the basis of their relative value, cash cost of sales per carat sold typically moves in accordance with the average price per carat sold.

Operational Performance

	For the three months ended July 31, 2017						For the three months ended July 31, 2016
Pipe	Tonnes Processed (000s	)	Carats(1 (000s	) )	Grade(1 (carats/tonne	) )	Tonnes Processed (000s	)	Carats(1 (000s	) )	Grade(1 (carats/tonne	) )
Koala	397		167		0.42		205		116		0.57
Misery Main	358		1,522		4.26		135		459		3.41
Pigeon	209		79		0.38		157		64		0.41
Misery Satellites (2)	23		50		2.21		104		217		2.08
Total(3)	987		1,818		1.84		601		856		1.43

(1)

As different kimberlite sources are blended during processing, carats and grade per pipe are estimated using the block models for the tonnes processed from each pipe, adjusted for the overall reconciliation of total carats produced against the model. The total carats produced include all incremental production arising as a result of the changes made to the Ekati process plant to improve diamond liberation.

(2)

The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred mineral resources, and Misery Northeast material. During the three months ended July 31, 2017, there was minimal production from the Misery Satellites. During the three months ended July 31, 2016, approximately 0.2 million carats were produced from the processing of approximately 0.1 million tonnes of material from Misery South and Southwest extension pipes.

(3)	Figures may not add due to rounding.

	For the six months ended July 31, 2017						For the six months ended July 31, 2016
Pipe	Tonnes processed (000s	)	Carats (000s	)	Grade(1 (carats/tonne	) )	Tonnes Processed (000s	)	Carats (000s	)	Grade (carats/tonne	)
Koala	897		388		0.43		518		313		0.60
Misery Main	616		2,637		4.28		209		663		3.17
Pigeon	357		132		0.37		406		173		0.43
Misery Satellites(2)	23		50		2.21		440		783		1.78
Total(3)	1,893		3,207		1.69		1,573		1,932		1.23

(1)

As different kimberlite sources are blended during processing, carats and grade per pipe are estimated using the block models for the tonnes processed from each pipe, adjusted for the overall reconciliation of total carats produced against the model. The total carats produced include all incremental production arising as a result of the changes made to the Ekati process plant to improve diamond liberation.

(2)

The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred mineral resources, and Misery Northeast material. During the six months ended July 31, 2017, there was minimal production from the Misery Satellites. During the six months ended July 31, 2016, approximately 0.8 million carats were produced from the processing of approximately 0.4 million tonnes of material from Misery South, Southwest extension and Northeast pipes.

(3)	Figures may not add due to rounding.

(in US dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Waste tonnes mined (000s)	6,404	5,021	13,228	10,427
Kimberlite tonnes mined (000s)	1,259	1,447	2,122	3,098
Tonnes processed (000s)	987	601	1,893	1,573
Carats produced (000s)	1,818	856	3,207	1,932
Grade (carats/tonne)	1.84	1.43	1.69	1.23
Cash cost per tonne processed ($/tonne)	$65	$63	$69	$65
Total cost per tonne processed ($/tonne)	$122	$112	$125	$107
Cash cost per carat produced ($/carat)	$36	$45	$42	$54
Total cost per carat produced ($/carat)	$66	$79	$74	$87

•

During Q2 fiscal 2018, the Ekati mine produced, on a 100% basis, 1.8 million carats from 1.0 million tonnes processed, compared to 0.9 million carats produced from 0.6 million tonnes processed in Q2 fiscal 2017.

•

Carat production in Q2 fiscal 2018 increased by 112% compared to Q2 fiscal 2017, due mainly to the increase in tonnes processed and the continued processing of a large proportion of high- grade Misery Main ore. Tonnes processed and carat production in Q2 fiscal 2017 were adversely impacted by the process plant fire on June 23, 2016, which resulted in three-month plant shutdown.

•

Mining activities in Q2 fiscal 2018 were focused at Misery, Pigeon and Lynx open pits and at Koala underground. Approximately 1.9 million tonnes of kimberlite material remained in stockpiles at the end of Q2 fiscal 2018, primarily from Misery Satellites, Pigeon and Lynx.

•

A fines dense media separation unit was commissioned in Q4 fiscal 2017 in order to improve the recovery of small diamonds. In Q1 fiscal 2018, the unit ramped up to its design throughput, however, the recovery of small diamonds, which have low values per carat, did not initially meet expectations. With continuing adjustments to the recovery circuit to improve performance, recovery improved in Q2 fiscal 2018, and the unit is expected to achieve planned recovery at the end of the fourth quarter.

Diavik Mine Performance Review (40% basis)

Financial Performance

(in millions of US dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Sales	$87.6	$76.7	$160.9	$149.8
Carats sold (000s)	1,017	673	1,516	1,727
Average price per carat sold ($/carat)	$86	$114	$106	$87
Cash cost of sales per carat sold ($/carat)	$34	$50	$45	$42
Gross margin	$30.1	$23.7	$51.1	$36.7
Gross margin (%)	34%	31%	32%	25%
Adjusted EBITDA	$52.9	$42.0	$93.2	$76.5
Adjusted EBITDA margin (%)	60%	55%	58%	51%
Depreciation and amortization	$22.7	$19.2	$42.2	$41.6

•

Sales in Q2 fiscal 2018 were $87.6 million, an increase of 14% from Q2 fiscal 2017, as a 51% increase in carats sold was partly offset by a 25% decrease in average price per carat sold. In Q2, sales were strengthened by a return in demand for smaller diamonds following demonetization of the Indian rupee in November 2016.

•

The cash cost of sales per carat sold decreased 32% to $34 per carat in Q2 fiscal 2018 from $50 per carat in Q2 fiscal 2017 due to the decrease in average price per carat sold. As noted above, relatively low-value goods were sold in Q2 fiscal 2018 as compared to Q2 fiscal 2017. As costs are allocated to goods sold on the basis of their relative value, cash cost of sales per carat sold typically moves in accordance with the average price per carat sold.

Operational Performance

	For the three months ended June 30, 2017						For the three months ended June 30, 2016
	Tonnes						Tonnes
	Processed		Carats		Grade		Processed		Carats		Grade
Pipe	(000s tonnes	)	(000s	)	(carats/tonne)		(000s tonnes	)	(000s	)	(carats/tonne)
A-154 South	53		177		3.34		57		164		2.85
A-154 North	68		173		2.54		64		146		2.29
A-418	101		396		3.92		92		308		3.33
COR	–		–		–		1		14		–
Total (1)	222		746		3.36	(2)	214		632		2.89	(2)

(1)	Figures may not add due to rounding
(2)	Grade has been adjusted to exclude COR

	For the six months ended June 30, 2017						For the six months ended June 30, 2016
	Tonnes						Tonnes
	Processed		Carats		Grade		Processed		Carats		Grade
Pipe	(000s tonnes	)	(000s	)	(carats/tonne)		(000s tonnes	)	(000s	)	(carats/tonne)
A-154 South	94		309		3.30		106		306		2.88
A-154 North	130		336		2.59		135		312		2.32
A-418	210		842		4.00		195		738		3.79
COR	1		16		–		1		30		–
Total (1)	435		1,503		3.43	(2)	437		1,386		3.11	(2)

(1)	Figures may not add due to rounding
(2)	Grade has been adjusted to exclude COR

(in US dollars, except where otherwise noted)	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Waste tonnes mined (000s)	40	32	80	67
Kimberlite tonnes mined (000s)	232	233	464	442
Tonnes processed (000s)	222	214	435	437
Carats produced (000s)	746	632	1,503	1,386
Grade (carats/tonne) (1)	3.36	2.89	3.43	3.11
Cash cost per tonne processed ($/tonne)	$117	$136	$125	$138
Total cost per tonne processed ($/tonne)	$199	$222	$216	$232
Cash cost per carat produced ($/carat)	$35	$49	$39	$46
Total cost per carat produced ($/carat)	$59	$75	$62	$73

(1)	Grade has been adjusted to exclude COR

•

During Q2 calendar 2017, on a 40% basis, the Diavik mine produced 0.7 million carats from 0.2 million tonnes processed, compared to 0.6 million carats produced from 0.2 million tonnes processed in Q2 calendar 2016.

•

Carat production in Q2 calendar 2017 was higher than in Q2 calendar 2016 due to the positive impact of processing a relatively high proportion of higher-grade A-418 ore, and consistent tonnes processed compared to the prior year, reflecting steady ore availability.

•	Mining activities in Q2 calendar 2017 were focused at the A-154 South, A-154 North and A-418 underground operations.

Diamond Inventory

(in millions of US dollars, except where otherwise noted)
	July 31, 2017	April 30, 2017	January 31, 2017
Consolidated Diamond Inventory (Ekati mine 100%, Diavik mine 40%)
Carats in inventory available-for-sale (000s)	2,439	3,551	3,674
Estimated market value of inventory available-for-sale	$170	$200	$212
Estimated average market value per carat available-for-sale ($/carat)	$70	$56	$58
Cost of inventory available-for-sale	$149	$159	$182
Ekati Diamond Inventory (100% basis)
Carats in inventory available-for-sale (000s)	1,784	2,491	3,046
Estimated market value of inventory available-for-sale	$124	$125	$156
Estimated average market value per carat available-for-sale ($/carat)	$70	$50	$51
Cost of inventory available-for-sale	$122	$115	$143
Diavik Diamond Inventory (40% basis)
Carats in inventory available-for-sale (000s)	655	1,060	628
Estimated market value of inventory available-for-sale	$46	$75	$56
Estimated average market value per carat available-for-sale ($/carat)	$70	$71	$89
Cost of inventory available-for-sale	$27	$44	$38

•

Consolidated carats in inventory available-for-sale decreased 31% from 3.6 million at April 30, 2017 to 2.4 million at July 31, 2017, reflecting 2.5 million carats transferred to available-for-sale during the quarter compared to 3.6 million carats sold. The estimated market value decreased 15% during this period to approximately $170 million at July 31, 2017, primarily as a result of strong sales in the quarter.

•

Carats in inventory available-for-sale from the Ekati mine decreased 28% from 2.5 million at April 30, 2017, to 1.8 million at July 31, 2017, reflecting 1.9 million carats transferred to available-for-sale during the quarter compared to 2.6 million carats sold. At July 31, 2017, there were approximately 0.5 million carats of rough diamond inventory that was work-in-progress (April 30, 2017 – 0.6 million carats), and that were primarily from Misery Main and Koala underground. Inventory available-for- sale at July 31, 2017, had an estimated market value of approximately $124 million, relatively consistent with the value at April 30, 2017, reflecting strong sales of brown goods and smaller white goods.

•

Carats in inventory available-for-sale from the Diavik mine decreased 38% from 1.1 million at April 30, 2017, to 0.7 million at July 31, 2017, reflecting 0.6 million carats transferred to available-for- sale during the quarter compared to 1.0 million carats sold. At July 31, 2017, there were approximately 0.1 million carats of rough diamond inventory that was work-in-progress (April 30, 2017 – nil carats). The estimated market value decreased by 39% during this period to approximately $46 million at July 31, 2017, as a result of strong sales in the quarter, and a lower- than-averge value per carat of $70 for the remaining goods in available-for-sale inventory.

Development Projects

Jay

•	On July 7, 2017, the Minister of Environment and Natural Resources, Government of the Northwest Territories (“GNWT”), approved the Type A Water Licence for the Ekati mine, including the Jay project.
•

Construction of early works is also progressing. In June 2017, crushing of Lynx waste rock was started in order to produce road base material, and construction of the access road to the project site subsequently commenced.

•

Due to the incorporation of Misery Deep into the life-of-mine plan following the Misery Deep PFS, the Company has extended the schedule for the Jay project by one year. In calendar 2018, laydowns will be constructed at the project site, and equipment will be mobilized for dike construction, which is now scheduled to begin in July 2019 and continue for three open-water seasons from 2019 to 2021. In calendar 2022, it is expected that dike construction and instrumentation will be completed, and dewatering will begin.

•

This change enables underground mining beneath the Misery pit for an additional year, prior to the use of this pit as a mine-water management facility for the Jay project. The revised project schedule defers all remaining capital expenditures on the project by a year, with the exception of access road construction which is proceeding as scheduled in the Jay Feasibility Study. The revised project schedule does not affect the estimated cost to complete the project.

Sable

•

Final site infrastructure at the Sable pipe at the Ekati mine is nearing completion, and the estimated initial development capital remains approximately 25% below the pre-feasibility investment case of $142 million. Pre-stripping commenced in July 2017, significantly ahead of the schedule outlined in the pre-feasibility study.

•	Following waste stripping, the first production of high-value carats from the Sable pipe is anticipated in fiscal 2020.

Misery Deep

•

In May 2017, a positive pre-feasibility study was completed on the development of an underground operation below the Misery Main open pit at the Ekati mine. The pre-feasibility study is based on the mining of Misery Deep between calendar years 2018 and 2022, and a probable mineral reserve of 1.8 million tonnes of kimberlite and 8.7 million carats, on a 100% basis. Construction of the project has been approved by the Board of Directors. In August 2017, a water licence amendment and land use permit application was filed with the Wek'èezhìi Land and Water Board for the development of the project.

Fox Deep

•

Work continues on the evaluation of an underground mine below the mined-out Fox open pit at the Ekati mine. A PEA on the project was completed in September 2017. The PEA is based on the mining of Fox Deep from calendar 2032 to calendar 2041 and involves the extraction of 31.3 million tonnes of kimberlite and 11.0 million carats. A PFS is scheduled for completion by the end of the fiscal year. If successful, this project has the potential to extend the life of the Ekati mine significantly.

A-21

•

Development of the A-21 pipe continues to progress ahead of schedule and on budget, with the completion of the dike and the start of de-watering expected in late calendar 2017. The start of waste stripping is now expected in late calendar 2017, concurrent with de-watering. Following waste stripping, processing of ore from the A-21 pipe is expected to commence in calendar 2018.

Exploration Program

Ekati

•	A renewed brownfield exploration program commenced in calendar 2017.
•	In May 2017, a maiden inferred mineral resource of 51 million tonnes and 16 million carats, on a 100% basis, was announced at the Leslie pipe, and a concept study is planned this calendar year.
•

A summer exploration program on the Ekati mining leases was in progress at the end of the second quarter and included ground geophysics, Unmanned Aerial Vehicle (“UAV”) magnetic survey and diamond drilling.

•

Three diamond drill holes were completed during the quarter, including a vertical diamond drill hole at the Kodiak pipe, which is located close to existing infrastructure and has not been bulk sampled, and two exploration drill holes on new targets. Approximately 530 kilograms of Kodiak kimberlite drill core was submitted for microdiamond analysis, with results expected in the third quarter of fiscal 2018. Pending the results of this program, a reverse circulation bulk sample program may be planned for winter 2018. At the end of the second quarter, two exploration targets had been drilled, with no kimberlite intersections.

Diavik

•

Exploration activities have resumed in 2017. Three priority kimberlites – C42, T29 and A61 – have been highlighted for additional work based on potential size and proximity to the existing infrastructure. Drilling was performed at these three kimberlites resulting in collection of samples which were submitted for microdiamond analysis. Sample results are pending.

Capital Expenditures (Ekati mine 100% and Diavik mine 40%)

(in millions of US dollars)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Ekati sustaining capital expenditures	$5.1	$4.3	$21.7	$22.9
Ekati production stripping expenditures	22.5	14.0	49.5	17.1
Diavik sustaining capital expenditures	4.9	4.0	9.2	10.0
Total sustaining capital expenditures	$32.5	$22.3	$80.4	$50.0
Sable expenditures	7.8	16.4	18.8	26.4
Lynx expenditures	–	4.4	3.4	18.1
Jay expenditures	5.2	3.1	7.6	26.5
Misery expenditures	0.4	10.3	0.4	30.1
A-21 expenditures	9.4	9.0	18.6	21.0
Other expenditures	4.2	3.0	7.5	8.2
Total growth capital expenditures	$27.0	$46.2	$56.3	$130.3
Reconciliation to capital cash additions:
Capitalized depreciation	(2.4)	(2.9)	(5.8)	(5.7)
Capital accruals	(0.4)	(2.7)	(2.0)	–
Total cash capital additions	$56.7	$62.9	$128.9	$174.6

During the second quarter, the Company invested $56.7 million in property, plant and equipment, of which $41.8 million related to the Ekati mine and $14.9 million related to the Diavik mine. Expenditures related primarily to construction and development of new kimberlite pipes at both mines, as well as excess waste stripping in open pits which is capitalized as production stripping.

On June 5, 2017, an agreement was reached with Archon Minerals Limited, to convert its participating interest in the Buffer Zone at the Ekati mine to a royalty equal to 2.3% of all future gross revenue from diamonds produced from the Buffer Zone. As a result of this transaction, Dominion’s ownership interest in the Buffer Zone increased to 100%.

Updated Fiscal 2018 Guidance

The financial, production and capital expenditure guidance for fiscal 2018 has been adjusted to reflect actual performance in the first half of the fiscal year, and the Company’s current expectations for production, sales, operating costs and capital expenditures for the remainder of the fiscal year.

Fiscal 2018 Financial Guidance

Financial Guidance	Revised					Original
(in millions of US dollars, except per carat amounts)	Ekati(1)		Diavik(2)	Consolidated		Ekati(1)		Diavik(2)	Consolidated
Sales(3)	595 - 625	(3)	300 - 330	895 - 955		575 - 645	(3)	300 - 330	875 - 975
Adjusted EBITDA	300 - 330		185 - 205	465 - 515	(4)	315 - 370		180 - 210	475 - 560	(4)
Depreciation and amortization	225 - 250		85 - 95	310 - 345		225 - 265		85 - 100	310 - 365
Average price per carat sold	60 - 75		90 - 105	70 - 85		60 - 80		90 - 110	70 - 90

(1)	Ekati figures are presented on a 100% basis.
(2)	Diavik figures are presented on a 40% basis.
(3)

Sales guidance for fiscal 2018 includes production from the Misery Southwest pipe (this is the Operating Case). Misery Southwest pipe is currently an inferred resource. The mine plan for fiscal 2018 foresees approximately 0.2 million carats produced from Misery Southwest, with an estimated market value of approximately $8 million. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.

(4)	Consolidated Adjusted EBITDA includes corporate G&A.

Sales are expected to be between $895 million and $955 million with strong sales experienced in the first half of the year continuing throughout the remainder of fiscal 2018. Previous guidance for sales for fiscal 2018 was between $875 million and $975 million. Sales are expected to continue to benefit from a return in demand for the commercial and cheaper ranges of goods experienced in the first half of fiscal 2018 as well as ongoing sales of fancy coloured diamonds recovered from the Ekati mine. These positive developments have been offset by a downward revision of the estimated average value per carat for diamonds recovered from Koala underground. This reduction in average value per carat results in a corresponding reduction in estimated sales in the remainder of fiscal 2018. In line with the improvement in demand for smaller and brown goods experienced in the first half of fiscal 2018, the volume of sales in these segments is expected to be higher than originally planned, with a corresponding reduction in the expected average price per carat sold for both Ekati and Diavik mines.

Adjusted EBITDA is expected to be between $465 million and $515 million, compared to the original guidance of between $475 million and $560 million. Guidance for Adjusted EBITDA for the Ekati segment has been reduced by a downward revision of the estimated value per carat for Koala underground, influencing both gross margin and Adjusted EBITDA in that segment. For the Diavik segment, the guidance range for Adjusted EBITDA has been tightened. Guidance ranges reflect continued strong cost controls at both the Ekati and Diavik mines.

Production Guidance

Production Guidance	Revised			Original
(in millions)	Ekati(1) Fiscal 2018	Diavik(1) Calendar 2017	Consolidated(2)	Ekati(1) Fiscal 2018	Diavik(1) Calendar 2017	Consolidated(2)
Tonnes mined	28 - 30	2.1 - 2.3		27 - 30	2.1 - 2.3
Tonnes processed	3.7 - 4.0	2.0 - 2.2	4.5 - 4.9	3.7 - 4.0	2.0 - 2.2	4.5 - 4.9
Carats produced (Base Case)	7.4 - 7.9			5.0 - 5.6
Carats produced(3) (Operating Case)	7.5 - 8.0	7.2 - 7.6	10.4 - 11.0	6.3 - 7.0	7.1 - 7.6	9.1 - 10.0

(1)	Ekati and Diavik figures are presented on a 100% basis.
(2)	Consolidated production includes 100% of Ekati production in fiscal 2018 and 40% of Diavik production in calendar 2017.
(3)

Reflects the Operating Case at Ekati mine; this includes the Misery Southwest pipe which is currently an inferred mineral resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.

At the Ekati mine in fiscal 2018, it is expected that between 28 and 30 million total tonnes will be mined, and between 7.5 and 8.0 million carats will be produced from 3.7 to 4.0 million tonnes processed, on a 100% basis. Construction at the Sable pipe was completed significantly ahead of schedule and waste stripping activities have been prioritized at that pipe in the second half of fiscal 2018 with a corresponding reduction in waste stripping activities at the Lynx and Pigeon pipes. Based on the results of a positive PFS and following a decision in June 2017 to proceed with the development of an underground operation below the Misery Main open pit, the processing plan has been revised for the remainder of fiscal 2018 and it is expected that more high-value Misery Main and Koala ore will be processed in the second half of the fiscal year, displacing lower-value Pigeon and Misery Southwest material. As Misery Main is a higher-grade ore source, this has resulted in an increase in expected carats produced in fiscal 2018. Processing of Lynx ore commenced in August 2017 and the recovery of diamonds from the Lynx pipe is expected to be completed in Q3 fiscal 2018.

At the Diavik mine, underground mining will continue at A-418, A-154 South and A-154 North pipes. In calendar 2017, it is expected that between 2.1 and 2.3 million tonnes will be mined, and between 7.2 and 7.6 million carats will be produced from 2.0 to 2.2 million tonnes processed, on a 100% basis.

Unit cost production guidance for each of the Ekati and Diavik mines is indicated in the table below. Per carat metrics in any particular quarter may vary from the annual guidance due to variations in the ore blend.

Unit Cost Guidance	Revised			Original
(in US dollars)	Ekati	Diavik	Consolidated	Ekati	Diavik	Consolidated
Cash cost per tonne processed ($/tonne)	60 - 70	120 - 130	70 - 80	60 - 70	120 - 130	70 - 80
Total cost per tonne processed ($/tonne)	120 - 135	220 - 235	140 - 155	120 - 135	220 - 235	140 - 155
Cash cost per carat produced ($/carat)	30 - 35	35 - 40	35 - 40	35 - 40	35 - 40	35 - 40
Total cost per carat produced ($/carat)	60 - 70	60 - 70	60 - 70	65 - 75	60 - 70	65 - 75

Unit cost production guidance on a tonnes processed basis remains unchanged for fiscal 2018, reflecting strong cost control at both the Ekati and Diavik mines. Cash cost per tonne processed at the Ekati mine has been near the upper end of the range in the first half of fiscal 2018 as a result of unplanned maintenance, and to a lesser extent, seasonal weather-related material handling challenges experienced in the first quarter of fiscal 2018. However, mitigation of some of this shortfall occurred in the second quarter, and is expected to continue in the second half of fiscal 2018. Unit cost production guidance on a carat produced basis remains unchanged for the Diavik mine and has been reduced for the Ekati mine, reflecting the expected increase in carats produced as a result of changes in the ore blend in the remainder of fiscal 2018.

Capital Expenditure Guidance

Capital Expenditure Guidance(1)	Revised			Original
(in millions of US dollars)	Ekati(2) Fiscal 2018	Diavik(3) Calendar 2017	Consolidated(4)	Ekati(2) Fiscal 2018	Diavik(3) Calendar 2017	Consolidated(4)
Growth capital	90 - 100	35 - 40	125 - 140	90 - 110	25 - 30	115 - 140
Sustaining capital(5), (6)	120 - 130	13 - 15	140 - 150	140 - 170	13 - 15	160 - 190
Total capital expenditures(5), (6)	210 - 230	48 - 55	265 - 290	230 - 280	38 - 45	275 - 330

(1)

For additional information on capital expenditures at the Ekati and Diavik mines, refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” with an effective date of July 31, 2016, and the technical report for Diavik entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” with an effective date of January 31, 2017.

(2)	Ekati figures are presented on a 100% basis.
(3)	Diavik figures are presented on a 40% basis.
(4)	Consolidated figures include Ekati on a 100% basis in fiscal 2018 and Diavik on a 40% basis in calendar 2017.
(5)	Sustaining capital expenditures include capitalized production stripping at Ekati and underground mine development at Diavik.
(6)	Consolidated sustaining capital includes corporate capital expenditures.

The capital expenditures at the Ekati mine (100% basis) for fiscal 2018 are expected to be between approximately $210 million and $230 million compared to the original guidance of between $230 million and $280 million. The expected decrease from the original guidance is due to lower sustaining capital expenditures as a result of the deferral of waste stripping activities at the Lynx and Pigeon open pits, and to a lesser extent, the deferral of certain projects. This decrease was partially offset by an increase in growth capital due to the acceleration of initial waste stripping at the Sable project and the addition of the Misery underground project, approved in June 2017.

The capital expenditures at the Diavik mine (40% basis) for calendar 2017 are expected to be between approximately $48 million and $55 million compared to the original guidance of between $38 million and $45 million. Expenditure on the A-21 project remains on budget, but due to the accelerated project schedule, additional expenditure is expected to be incurred in calendar 2017, with a corresponding reduction in future periods.

As a result of the revisions to planned capital expenditures at the Ekati and Diavik mines in fiscal 2018, the mid-point of the guidance range for consolidated capital expenditures is approximately $278 million, a decrease of 8% from the mid-point of the original guidance range.

Management’s Discussion and Analysis and Financial Statements

Complete Management’s Discussion and Analysis and Financial Statements can be found on Dominion’s website at: http://www.ddcorp.ca/investors/reports/quarterly-reports.

Condensed Consolidated Interim Balance Sheets

	July 31,	January 31,
(unaudited) (expressed in thousands of US dollars)	2017	2017
ASSETS
Current assets
Cash and cash equivalents (note 4)	$199,393	$136,168
Accounts receivable	14,617	13,946
Inventory and supplies (note 5)	385,637	412,227
Other current assets	21,776	29,765
Income taxes receivable	22,189	17,720
	643,612	609,826
Property, plant and equipment	1,295,413	1,295,584
Restricted cash (note 4)	–	65,742
Other non-current assets	20,785	21,362
Deferred income tax assets	14,481	11,362
Total assets	$1,974,291	$2,003,876

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$106,902	$108,866
Employee benefit plans	2,939	1,192
Income taxes payable	44,492	54,710
Current portion of loans and borrowings	–	10,556
	154,333	175,324
Deferred income tax liabilities	147,742	155,380
Employee benefit plans	20,089	15,911
Provisions	334,010	328,356
Total liabilities	656,174	674,971
Equity
Share capital (note 11)	479,973	478,526
Contributed surplus	25,535	31,667
Retained earnings	753,023	718,298
Accumulated other comprehensive loss	(9,628)	(9,622)
Total shareholders’ equity	1,248,903	1,218,869
Non-controlling interest	69,214	110,036
Total equity	1,318,117	1,328,905
Total liabilities and equity	$1,974,291	$2,003,876

The notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)

	Three months	Three months	Six months	Six months
(unaudited) (expressed in thousands of US dollars)	ended July 31, 2017	ended July 31, 2016	ended July 31, 2017	ended July 31, 2016
Sales	$239,782	$159,970	$450,760	$338,229
Cost of sales	202,123	159,108	382,328	356,185
Gross margin	37,659	862	68,432	(17,956)
Selling, general and administrative expenses	7,355	9,175	15,635	17,211
Mine standby costs	–	22,028	–	22,028
Restructuring costs (note 12)	1,476	–	3,751	–
Transaction costs (note 1)	11,167	–	11,167	–
Operating profit	17,661	(30,341)	37,879	(57,195)
Finance expenses	(3,476)	(2,476)	(7,107)	(4,964)
Exploration costs	(1,536)	(1,447)	(2,272)	(5,028)
Finance and other income	1,328	806	2,317	1,178
Foreign exchange (loss) gain	1,935	(4,446)	(3,630)	(7,804)
Profit (loss) before income taxes	15,912	(37,904)	27,187	(73,813)
Current income tax expense	7,145	10,139	28,284	16,814
Deferred income tax recovery	(22,309)	(10,094)	(24,335)	(47,380)
Net income (loss)	$31,076	$(37,949)	$23,238	$(43,247)
Net income (loss) attributable to
Shareholders	$31,862	$(32,931)	$23,952	$(33,970)
Non-controlling interest	(786)	(5,018)	(714)	(9,277)
Earnings (loss) per share
Basic	$0.39	$(0.39)	$0.29	$(0.40)
Diluted	0.39	(0.39)	0.29	(0.40)
Basic weighted average number of shares outstanding	81,272,085	85,329,701	81,212,288	85,323,314

The notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Cash Flows

(unaudited) (expressed in thousands of US dollars)	Three months	Three months	Six months	Six months
	ended	ended	ended July	ended
	July 31, 2017	July 31, 2016	31, 2017	July 31, 2016
Cash provided by (used in)
OPERATING
Net income (loss)	$31,076	$(37,949)	$23,238	$(43,247)
Depreciation and amortization	85,087	57,176	160,896	115,620
Deferred income tax recovery	(22,309)	(10,094)	(24,335)	(47,380)
Current income tax expense	7,145	10,139	28,284	16,814
Finance expenses	3,476	2,476	7,107	4,964
Stock-based compensation	363	360	(43)	1,177
Other non-cash items	4,682	(568)	(7,088)	2,962
Deferred tax impact of increase in	(12,343)	–		–
participating interest in Buffer Zone			(15,053)
Unrealized foreign exchange gain (loss)	12,165	(469)	10,027	8,867
Gain on disposition of assets	–	259	–	494
Impairment losses on inventory	–	6,414	–	26,017
Interest paid	(121)	(653)	(198)	(747)
Income and mining taxes paid	(45,285)	(3,170)	(45,384)	(50,455)
Change in non-cash operating working capital,	35,571	9,951	18,731	16,746
excluding taxes and finance expenses
Net cash from operating activities	99,507	33,872	156,182	51,832
FINANCING
Repayment of interest-bearing loans and borrowings	(10,556)	(10,757)	(10,556)	(10,944)
Distributions to and contributions from minority partners, net	2,314	1,096	2,314	(2,887)
Issue of common shares, net of issue	14,277	–	14,539	127
Share repurchase	(6,097)	–	(19,181)	–
Dividends paid	(16,138)	(17,066)	(16,138)	(17,066)
Cash used in financing activities	(16,200)	(26,727)	(29,022)	(30,770)
INVESTING
Decrease in restricted cash	51,146	2,392	65,742	2,392
Net proceeds from preproduction sales	–	8,129	–	11,870
Purchase of property, plant and equipment	(56,705)	(62,896)	(128,934)	(174,552)
Other non-current assets	347	49	577	1,485
Reclamation expenditures	(270)	–	(270)	–
Cash used in investing activities	(5,482)	(52,326)	(62,885)	(158,805)
Foreign exchange effect on cash balances	(9,600)	(872)	(1,050)	(1,894)
Increase in cash and cash equivalents	68,225	(46,053)	63,225	(139,637)
Cash and cash equivalents, beginning of period	131,168	226,454	136,168	320,038
Cash and cash equivalents, end of period	$199,393	$180,401	$199,393	$180,401
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	5,779	1,395	2,616	930
Inventory and supplies	55,725	44,186	12,009	31,946
Other current assets	10,627	10,444	7,987	1,668
Trade and other payables	(37,525)	(46,007)	(5,597)	(15,792)
Employee benefit plans	965	(67)	1,716	(2,006)
	$35,571	$9,951	$18,731	$16,746

The notes are an integral part of these condensed consolidated interim financial statements.

Non-IFRS Measures
This news release uses a number of financial measures, including: cash cost of production, total cost of production, cash cost and total cost per tonne processed, cash cost and total cost per carat produced, cash cost of sales per carat sold, Adjusted EBITDA, free cash flow, sustaining capital expenditure, and growth capital expenditure. These measures are used to monitor and evaluate the performance of the Company, are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not prescribed by IFRS and will differ from measures determined in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section “Non-IFRS Measures” in the Company’s Management’s Discussion and Analysis for the three and six months ended July 31, 2017, for further details, including a reconciliation of each such measure to its most directly comparable measure calculated in accordance with IFRS.

❖❖

Qualified Person
The mine plan for the Ekati Diamond Mine for fiscal 2018 was prepared and verified by Dominion, operator of the Ekati mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators, and the mine plan for the Diavik Mine for calendar 2017 was prepared and verified by DDMI, operator of the Diavik Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of DDMI, who is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. The other scientific and technical information contained in this press release has been prepared and verified by Dominion, operator of the Ekati mine, under the supervision of Chantal Lavoie, P. Eng., Chief Operating Officer of Dominion, and President of Dominion Diamond Ekati Corporation (DDEC), and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Forward-Looking Information
Information included herein, including information about expected sales, Adjusted EBITDA, diamond pricing and estimated production from, and exploration and development activities at, the Ekati mine and the Diavik mine, and expectations concerning the diamond industry, strategic review process and the Arrangement constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for each of the Ekati mine and the Diavik mine; mining, production, construction and exploration activities at the Ekati mine and the Diavik mine; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, variations in mineral reserve and mineral resource estimates, grade estimates and expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks, and uncertainties related to the Company’s strategic review process. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

Investors:	Canadian Media Contact:
Dominion Diamond Corporation	DFH Public Affairs
Jacqueline Allison, 416-205-4371	Ian Hamilton, 416-206-0118 x222
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca	US Media Contact:
Gagnier Communications
Dan Gagnier, 646-569-5897